Exhibit 99.2

Media Statement

RANDGOLD & EXPLORATION COMPANY LIMITED (R&E) has announced that KPMG is to take over the audit for the financial year ended 31 December 2004, subject to completing certain client acceptance procedures. This follows the resignation of Charles Orbach & Co.

The company has advised that the publication of audited results, originally targeted for 30 September 2005, would therefore be further delayed and would now be published “as soon as is practicably possible”.

R&E shares are suspended on the JSE pending publication of the audited financial results.

The company also advised that it had received notice from Nasdaq that its securities would be delisted on September 21, 2005 because it had not yet filed its Form 20-F, completion of which was dependent on the audited year end accounts.

Newly appointed R&E CEO, Peter Gray, regretted the delay but said it was imperative to publish “precise and accurate numbers”.

As it was now anticipated that the preliminary year-end results released previously would reflect material differences compared to the audited statements, the preliminary results had also been withdrawn and should not be relied upon by investors.

“Closer inspection of the preliminary results suggests that the accounting treatments deserve further attention. Randgold Resources Limited was accounted for on the equity method. As a result of the scrip lending arrangement entered into by R&E, R&E does not currently believe that significant influence over RRL can be demonstrated. The method of accounting for the investment in RRL is therefore expected to be changed to one of fair value in accordance with AC133.”

Furthermore, the audited financial statements of R&E subsidiary, Kabusha, revealed that a significant portion of its listed investments were disposed during the year ended 31 December 2004. This differed substantially from the preliminary statements used as input on the R&E accounts. In addition, the payment by JCI Ltd of approximately R70 million owed by Kabusha to Benoryn for Aflease shares was not reflected in preliminary Kabusha results.

Other changes related to the fair value adjustments on listed investments and a more conservative approach expected to be adopted on the Angolan assets, resulting in the impairment of these assets.

The total impact on, and the period of time to complete, the Group’s audited financial statements cannot be known until the audit is completed by the Group’s auditors, and the Company’s Audit Committee and Board complete their deliberation thereof.

Gray said the company was examining other trading alternatives for its securities in the United States, including Over-the Counter (“OTC”) trading.

[For additional information, investors should refer to the SENS Announcement filed with the JSE Securities Exchange South Africa on [21] September 2005 and which will be submitted to the U.S. Securities and Exchange Commission under cover of Form 6-K.]

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes those statements concerning the Company’s ability to retain new auditors and complete its audited financial statements for the year ended December 31, 2004, the time period for completing its audit and the impact of the changes to the Company’s preliminary results to be reflected in the audited financial statements, the Company’s decision whether or not to appeal the notice of delisting from The Nasdaq National Market and the outcome of any such appeal, whether the Company will determine to seek or will be successful in seeking any other trading alternative for its securities in the United States, the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of the Company’s exploration and production investments, its liquidity, capital resources and expenditures. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the willingness of a new auditor to accept an audit engagement with the Company, the ability of any new auditors to complete the audit and the outcome of any such audit the Company’s annual financial statements as of and for the year ended December 31, 2004, the outcome of any appeal of the delisting to The Nasdaq National Market that the Company may make, the ability of the Company to obtain any other trading alternative for the Company’s securities in the United States, the ability of the Company to implement improved systems to correct its late reporting, the JSE Securities Exchange South Africa’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Media Statement issue on behalf of Randgold & Exploration Company Limited by Brian Gibson Issue Management. Contact Brian Gibson on 011 880 1510 or 083 253 5988